Exhibit 1.1
AMENDMENT TO AMENDED & RESTATED EMPLOYMENT AGREEMENT
(STANLEY M. BERGMAN)
     THIS AMENDMENT TO THE AMENDED & RESTATED EMPLOYMENT AGREEMENT (the “Amendment”) is dated as of June 30, 2011 (the “Effective Date”) by and between HENRY SCHEIN, INC., a Delaware corporation (the “Company”), and STANLEY M. BERGMAN (“Bergman”).
     WHEREAS, Bergman is currently Chairman of the Board of Directors and Chief Executive Officer of the Company, and Bergman and the Company previously had entered into an Amended & Restated Employment Agreement dated as of December 31, 2008 (the “Agreement”);
     WHEREAS, the Company and Bergman are in the process of reviewing and considering the terms of the Agreement and wish to utilize additional time to review and consider such terms;
     WHEREAS, pursuant to Section 1.2 of the Agreement, the Company must give Bergman notice of a three-year extension of the Agreement (the “Extension Notice”) by June 30, 2011 and Bergman must advise the Company if he does not wish to extend the employment period within 90 days after such Extension Notice is given;
     WHEREAS, in order for the parties to have additional time to review and consider the terms of the Agreement and to make any additional changes as the parties may mutually agree, and pursuant to and in accordance with Section 10(c) of the Agreement, the parties now desire to amend the Agreement to provide that the Extension Notice may be provided by the Company to Bergman no later than September 30, 2011, and Bergman’s notice of non-extension must be provided to the Company no later than November 14, 2011.
     NOW, THEREFORE, in consideration of the foregoing, the Company and Bergman agree as follows:
1.	Effective as of June 30, 2011, Section 1.2 of the Agreement shall be amended in its entirety to read as follows:
“1.2 EMPLOYMENT PERIOD. Bergman’s employment shall be for the period (the “Employment Period”) commencing on the Effective Date, and ending on the earlier of (i) December 31, 2011, as such date may be extended as provided below, and (ii) the date on which Bergman’s employment is terminated earlier pursuant to Section 4. The Employment Period may be extended by the Company from time to time for successive three-year periods by giving Bergman notice (an “Extension Notice”) at least six months but not more than twelve months prior to the date that the then applicable Employment Period is to expire. Notwithstanding the preceding sentence, the Employment Period shall not be extended if Bergman, within 90 days after any Extension Notice is given, advises the Company that he chooses not to extend the Employment Period

(“Bergman’s Non-Extension Notice”). The date on which the Employment Period is scheduled to expire pursuant to whichever shall be the later of the date set forth in clause (i) above and the extended date as provided above is hereinafter referred to as the “Employment Expiration Date.” Notwithstanding anything herein to the contrary, in order to allow the Company and Bergman additional time to review and consider the terms of the Agreement, the Extension Notice may be provided by the Company to Bergman no later than September 30, 2011 and Bergman’s Non-Extension Notice must be provided to the Company no later than November 14, 2011.”
IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of June 30, 2011.

HENRY SCHEIN, INC.
By:	/s/ Michael S. Ettinger
	Name:	Michael S. Ettinger
	Title:	Senior Vice President & General Counsel

/s/ Stanley M. Bergman
Stanley M. Bergman